SEC Mail Proce

DEC 29 2021

Washington, DC

21004995

N

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SEC FILE NUMBER
8-70022

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BD4RIA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3520 West Vickery Blvd.
(No. and Street)

Fort Worth	TX	76107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Harano	817-295-7400	mharano@ceritypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Harano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BD4RIA, Inc., as of September 30, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLYE ANNETTE FIELDS
Notary Public, State of Texas
Comm. Expires 09-30-2025
Notary ID 133364036

Kellye Annette Fields
Notary Public

Signature: Michael Harano
Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BD4RIA, INC.

STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION REPORT

PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2021

BD4RIA, Inc.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of BD4RIA, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BD4RIA, Inc. as of September 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BD4RIA, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BD4RIA, Inc.'s management. My responsibility is to express an opinion on BD4RIA, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BD4RIA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the BD4RIA, Inc.'s financial statements. The Supplemental Information is the responsibility of the BD4RIA, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BD4RIA, Inc.'s auditor since 2018.

Tarzana, California

December 13, 2021

BD4RIA, Inc.

Statement of Financial Condition
September 30, 2021

ASSETS

Cash	$	122,795
Prepaid Expenses		18,000
Total Assets	$	140,795

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	54,578
Total Liabilities	$	54,578
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 40,000 shares authorized, issued, and outstanding	$	40,000
Additional Paid-in-Capital		7,000
Retained Earnings		39,217
Total Stockholders' Equity	$	86,217
Total Liabilities and Stockholders' Equity	$	140,795

BD4RIA, Inc.

Statement of Operations

For the Year Ended September 30, 2021

REVENUES	
Commission	$210,273
Revenue from Sale of Insurance Based Products	371,297
Revenue from Sale of Investment Company Shares	62,721
Revenue from Underwritings and Selling Group Participation	78,281
Total Revenues	$722,572
EXPENSES	
Commissions	$41,679
Legal and Professional Fees	298,300
Rent	75,615
Compensation	300,500
Other Expenses	18,512
Total Expenses	$734,606
NET LOSS	($12,034)

The accompanying notes are an integral part of these financial statements

BD4RIA, Inc.

Statement of Stockholders' Equity

For the Year Ended September 30, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance, October 1, 2020	$ 40,000	$ 7,000	$ 51,251	$ 98,251
Net Loss			$ (12,034)	$ (12,034)
Ending balance, September 30, 2021	$ 40,000	$ 7,000	$ 39,217	$ 86,217

The accompanying notes are an integral part of these financial statements

BD4RIA, Inc.

Statement of Cash Flows
For the Year Ended September 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ -12,034
(Increase) decrease in assets	
CRD Deposit Account	28
Prepaid Expenses	-2,988
Increase (decrease) in liabilities	
Accounts Payable	54,678
Federal Tax Payable	-10,895
Net cash provided by operating activities	$28,789
Increase (decrease) in financing activities	
SBA Bank Loan	-150,000
Net cash used in financing activities	$-150,000
Net decrease in cash	$-121,211
Cash at beginning of year	$244,006
Cash at end of year	$122,795
Cash Paid for:	
Income Taxes	$3,010
Interest	0

The accompanying notes are an integral part of these financial statements

BD4RIA, Inc.
September 30, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BD4RIA, Inc. (the "Company or BD4RIA") was formed September 2017 in the state of Texas. BD4RIA is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). BD4RIA is a broker dealer that currently serves one advisory client, Cerity Partners LLC, a registered investment advisory firm registered with the SEC. BD4RIA primarily engages in Reg. D offerings, Variable Annuities, direct to fund Mutual Funds and 529 Plans, and facilitates Primary and Secondary offerings.

Basis of Accounting and Revenue Recognition

The company used the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

For sale of securities, other than mutual funds, the Company recognizes concession and commission income as of the trade date. Commission income on sales of mutual funds is recognized as earned as of the settlement date or are recognized as earned on a prorated basis over the period to which the income relates, if that period is longer than one month.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of September 30, 2021.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counter parties primarily include other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. 100% of the Company's revenues were generated in the State of Texas.

The Company is subject to audit by the taxing agencies for fiscal year ending September 30, 2020, 2019, and 2018 within the applicable statute of limitation.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

For the period ended September 30,2021, our estimates indicate there are no tax liabilities (or immaterial) that require recognition in the financial statements.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on transactions, by a government authority that are both imposed on and concurrent with a specified revenue-producing transaction, and collected by the Company from a customer, are excluded from revenue.

BD4RIA, Inc.
September 30, 2021

B. Nature of services

The reportable segments of revenue generated by the Company are described below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal,

or riskless principal. Securities transactions, including proprietary investment transactions, and the related commissions revenues and expenses, are recorded on a trade date basis.

Revenue from sale of Investment Company Shares: This consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from sale of Insurance Based Products: This includes revenue from the sale of variable contracts of insurance-based products, in the form of commissions and trail commissions. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from the management of variable annuity assets, which is recognized monthly, as earned, based on the average assets.

Revenue from Underwriting and Selling Group Participation: This includes revenue from underwritings and selling group participation in any capacity. The Company recognizes revenue on the trade date, which is when the Company has satisfied its performance obligation with respect to the sale.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on September 30, 2021, the Company's net capital of $68,217 exceeded the minimum net capital requirement of the minimum net capital requirement of 6 2/3% of aggregate indebtedness $3,639 or $5,000, whichever is greater, by $63,217, and the Company's ratio of aggregate indebtedness of $54,578 to net capital was 1.80:1, which is less than the 15:1 maximum ratio requirement.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in Fort Worth, Texas, on a month-to-month basis for $551 per month. The Company is also renting an office space in Hurst, Texas on a month-to-month basis or $6,000 a month, effective January 1st, 2020. Rent expense for year ended September 30, 2021, was $75,615. In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted.

The company is not subject to this requirement due to the leases being less than one year.

The company is under an inquiry by the Financial Industry Regulatory Authority ("FINRA") related to an ongoing investigation into sales of the GPB alternative investment to clients of BD4RIA. The FINRA investigation is ongoing and BD4RIA is cooperating with FINRA investigators by providing documents and testimony to FINRA. As of December 13, 2021, and throughout the fiscal period ending September 30, 2021, no claims or assessments

have been asserted against BD4RIA or any of its principals. BD4RIA has retained the firm of Henneman Rau Kirklin & Smith LLP to provide guidance and assistance in responding to the FINRA inquiry.

Note 5: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year-end September 30, 2021, through December 13, 2021, the date the financial statements were available to be issued and has determined that no adjustments were necessary to the amounts reported in the financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Note 6: DEBT REPAYMENT

During year ended September 30, 2021, the company repaid their SBA loan on $ 150,000 leaving a balance of zero.

Note 7: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such as impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

BD4RIA, INC.

Schedule I
Statement of Net Capital
September 30, 2021

		Focus 09/30/2021		Audit 09/30/2021	Change
Stockholders' Equity, 09/30/2021	$	68,217		$ 86,217	$ 18,000
Less: Non-allowable Assets					
CRD Deposit Account					
Commission Receivable		0		0	
Prepaid Expenses		(53)		18,000	17,947
Tentative net capital	$	68,164	$	68,217	(53)
Haircuts:		-		-	-
NET CAPITAL	$	68,164	$	68,217	$ (53)
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000		5,000	-
Excess net capital	$	63,164	$	63,217	$ (53)
Aggregate indebtedness	$	54,525	$	54,578	$ 53
Ratio of aggregate indebtedness to net capital		1.80 : 1		1.80 : 1	

Difference between Focus and audit results were for the debit balance on other assets and prepaid rent for total amount of $18,053

The accompanying notes are an integral part of these financial statements

BD4RIA, INC.

September 30, 2021

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements as supported by footnote 74 to SEC Release 34-70073.

The accompanying notes are an integral part of these financial statements

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
BD4RIA, Inc.
Fort Worth, Texas

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2021, which were agreed to by BD4RIA, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BD4RIA, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BD4RIA, Inc's management is responsible for the BD4RIA, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2021, as applicable with the amounts reported in Form SIPC-7 for the year ended September 30, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firm's records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
December 13, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 09/30/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BD4RIA Inc 70022 FINRA SEP
3520 West Vickery Blvd
Fort Worth TX 76107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nick Gerber 8172957400

2. A. General Assessment (item 2e from page 2) $432.35

B. Less payment made with SIPC-6 filed (**exclude interest**) (133.17)
04/29/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 299.18

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $299.18

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $299.18

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BD4RIA, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 03 day of December, 20 21.

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2020
and ending 09/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$722572
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	434341
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	434341
2d. SIPC Net Operating Revenues	$288231
2e. General Assessment @ .0015	$432.35
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BD4RIA, Inc.
Fort Worth, Texas

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which BD4RIA, Inc., stated that BD4RIA, Inc.'s, business activities are limited to under its membership agreement the following: variable insurance products, advisory fees, and mutual funds on a subscription basis, and that it has not held customer funds or securities and that BD4RIA, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. BD4RIA, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended September 30, 2021, without exception. BD4RIA, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BD4RIA, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
December 13, 2021

BD4RIA, INC.

Assertions Regarding Exemption Provisions

We, as members of management of BD4RIA, Inc. ("the company) are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3

Statement Regarding Meeting Exemption Provision:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By:

(Michael Harano)

December 13, 2021

KELLYE ANNETTE FIELDS
Notary Public, State of Texas
Comm. Expires 09-30-2025
Notary ID 133364036